SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                                AMENDMENT NO. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Cavalcade of Sports Media, Inc.
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                 (Name of Small Business Issuer in its charter)

  Nevada                                                 33-0766069
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(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                        Identification)



12268 Via Latina                  Del Mar, CA                 92914
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(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number        (858)481-2207
                         --------------------------------------

Securities to be registered under Section 12(b) of the Act: None


Title of each class                      Name of each exchange on which
to be so registered                      each class is to be registered

Common Stock
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-------------------------------------      ------------------------

Securities to be registered under Section 12(g) of the Act: None


                    Common Stock: Par Value, $0.001 Per Share
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                            (Title of class)


      -------------------------------------------------------------------
                            (Title of class)





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EXHIBIT INDEX

No.       Description of Exhibit
---       ----------------------

*3.1 Certificate of Incorporation of Tren Property Corp., filed July 29, 1997 in Delaware.

*3.2 Articles of Incorporation of Gemma Global, Inc., filed July 22, 1997 in Nevada.

*3.3 Reorganization Agreement between Tren Property Corp. and Edward E. Litwak, dated January 1, 1998.

*3.4 Certificate of Amendment to the Certificate of Incorporation of Tren Property Corp., changing its corporate name to Gemma Global, Inc. and increasing capital structure, filed February 23, 1998 in Delaware.

*3.5 Certificate of Ownership and Merger of Gemma Global, Inc. (a Nevada Corporation) with and into Tren Property Corp. (a Delaware Corporation), filed February 23, 1998 in Delaware.

*3.6 Articles/Certificate of Merger of Gemma Global, Inc. (a Nevada Corporation) with and into Gemma Global, Inc. formerly Tren Property Corp. (a Delaware Corporation) filed March 4, 1998 in Nevada.

*3.7 Articles of Incorporation of Gemma Global, Inc., filed March 5, 1998 in Nevada.

*3.8 Articles/Certificate of Merger (re-domestication) of Gemma Global , Inc. (Delaware) with and into Gemma Global, Inc. (Nevada) filed April 21, 1998.

*3.9 Articles of Amendment to the Articles of Incorporation of Gemma Global, Inc., changing name to Pioneer2000, Inc. and increasing capital structure, filed March 4, 1999 in Nevada.

*3.10 Certificate of Incorporation of Cavalcade of Sports Network, Inc., filed June 22, 1998 in New York.

*3.11 Articles of Incorporation of Global Group International, Inc., filed March 23, 1999 in Nevada.

*3.12 Certificate of Designation, Powers, Preferences and Rights of 1999-Global Group Series of Convertible Preferred Stock, filed December 14, 1999 in Nevada.

*3.13 Articles of Amendment to the Articles of Incorporation of Pioneer2000, changing corporate name to Cavalcade or Sports Media, Inc., filed December 17, 1999 in Nevada.

*3.14 Articles of Merger of Cavalcade of Sports Network, Inc. (New York) with and into Cavalcade of Sports Media, Inc. (Nevada), filed December 22, 1999 in Nevada.

*3.15 Certificate of Merger of Cavalcade of Sports Network, Inc. with and into Cavalcade of Sports Media, Inc., filed December 30, 1999 in New York.

*3.16  Bylaws of the Registrant.

*4.1   Subordinated Capital Note, Sample Copy

*4.2   Promissory Note

*10.1  Indemnification Agreement with Edward E. Litwak

*10.2  Indemnification Agreement with Nicolas Lagano, Jr.

*10.3  Indemnification Agreement with Carol Conners

*10.4  Indemnification Agreement with Michael Haynes

*10.5  Indemnification Agreement with Don Parson

*10.6  Indemnification Agreement with Dennis Murphy

*10.7  Indemnification Agreement with Edwin Rue

**10.8 License Agreement with Jennifer Gucci

**10.9 License Agreement with Gemma Gucci

*10.10 Assignment of License Agreements to Gemma Global, Inc.

*10.11 Gemma Global, Inc. Assignment of License Agreements to Global
       International, Inc.


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*10.12 Consulting and Compensation Agreement with Robert Bubeck and Thomas
       O'Donnell

*10.13 License Agreement with Soccer Camps of America, Inc. and Cosmos Soccer
       Club, Inc.

23.1  Consent of Auditors

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*  Previously Filed with Form 10SB12G

** To be filed by Amemdment





                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to its Registration Statement on Form 10SB12G to be signed on its behalf by the undersigned, thereunto duly authorized


                                               Cavalcade of Sports Media, Inc.
                                               Registrant


Date: March 20, 2001                           By: /s/ Edward E. Litwak
                                                   -----------------------------
                                                   Edward E.  Litwak, President




/s/ Edward E. Litwak
-----------------------------                      March 20, 2001
Edward E. Litwak, CEO

/s/ Edward E. Litwak
-----------------------------
Edward E. Litwak, CFO


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